SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Chesapeake Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of Class of Securities)

16524K 108

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16524K 108
1	Name of Reporting Person: Global Infrastructure Investors, Limited I.R.S. Identification Number of Above Person (entities only): 98-0517418
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey, Channel Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 55,263,622(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 55,263,622(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 55,263,622(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(2) 40.0%
12	Type of Reporting Person HC; CO

(1)

Includes 34,538,061 subordinated units representing limited partner interests (“Subordinated Units”) in Chesapeake Midstream Partners, L.P. (the “Partnership”), which may be converted into common units representing limited partner interests in the Partnership (“Common Units”) on a one-for-one basis after the expiration of the subordination period (as defined in the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Partnership, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)	Based on 69,076,122 Common Units and 69,076,122 Subordinated Units outstanding following the completion of the Partnership’s initial public offering.

CUSIP NO. 16524K 108
1	Name of Reporting Person: Global Infrastructure Management, LLC I.R.S. Identification Number of Above Person (entities only): 20-5504170
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 55,263,622(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 55,263,622(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 55,263,622(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(2) 40.0%
12	Type of Reporting Person HC; OO(3)

(1)

Includes 34,538,061 Subordinated Units, which may be converted into Common Units on a one-for-one basis after the expiration of the subordination period (as defined in the Partnership Agreement, which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Partnership, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)	Based on 69,076,122 Common Units and 69,076,122 Subordinated Units outstanding following the completion of the Partnership’s initial public offering.

(3)	Limited liability company.

CUSIP NO. 16524K 108
1	Name of Reporting Person: Global Infrastructure GP, L.P. I.R.S. Identification Number of Above Person (entities only): 98-0517419
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey, Channel Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 55,263,622(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 55,263,622(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 55,263,622(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(2) 40.0%
12	Type of Reporting Person HC; PN

(1)

Includes 34,538,061 Subordinated Units, which may be converted into Common Units on a one-for-one basis after the expiration of the subordination period (as defined in the Partnership Agreement, which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Partnership, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)	Based on 69,076,122 Common Units and 69,076,122 Subordinated Units outstanding following the completion of the Partnership’s initial public offering.

CUSIP NO. 16524K 108
1	Name of Reporting Person: GIP-A Holding (CHK), L.P. I.R.S. Identification Number of Above Person (entities only): 27-0920297
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 19,432,563(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 19,432,563(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,432,563(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(2) 14.1%
12	Type of Reporting Person HC; PN

(1)

Includes 12,144,753 Subordinated Units, which may be converted into Common Units on a one-for-one basis after the expiration of the subordination period (as defined in the Partnership Agreement, which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Partnership, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)	Based on 69,076,122 Common Units and 69,076,122 Subordinated Units outstanding following the completion of the Partnership’s initial public offering.

CUSIP NO. 16524K 108
1	Name of Reporting Person: GIP-B Holding (CHK), L.P. I.R.S. Identification Number of Above Person (entities only): 27-0920605
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,537,655(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,537,655(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,537,655(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(2) 5.5%
12	Type of Reporting Person HC; PN

(1)

Includes 4,710,802 Subordinated Units, which may be converted into Common Units on a one-for-one basis after the expiration of the subordination period (as defined in the Partnership Agreement, which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Partnership, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)	Based on 69,076,122 Common Units and 69,076,122 Subordinated Units outstanding following the completion of the Partnership’s initial public offering.

CUSIP NO. 16524K 108
1	Name of Reporting Person: GIP-C Holding (CHK), L.P. I.R.S. Identification Number of Above Person (entities only): 27-0920872
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 28,293,404(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 28,293,404(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,293,404(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(2) 20.5%
12	Type of Reporting Person HC; PN

(1)

Includes 17,682,506 Subordinated Units, which may be converted into Common Units on a one-for-one basis after the expiration of the subordination period (as defined in the Partnership Agreement, which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Partnership, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)	Based on 69,076,122 Common Units and 69,076,122 Subordinated Units outstanding following the completion of the Partnership’s initial public offering.

Item 1(a).	Name of issuer: Chesapeake Midstream Partners, L.P.

Item 1(b).	Address of issuer’s principal executive offices:

777 NW Grand Boulevard

Oklahoma City, Oklahoma 73118

Item 2(a).	Names of persons filing:

Global Infrastructure Investors, Limited

Global Infrastructure Management, LLC

Global Infrastructure GP, L.P.

GIP-A Holding (CHK), L.P.

GIP-B Holding (CHK), L.P.

GIP-C Holding (CHK), L.P.

Item 2(b).	Address or principal business office or, if none, residence:

Principal business office for Global Infrastructure Management, LLC, GIP-A Holding (CHK), L.P., GIP-B Holding (CHK), L.P. and GIP-C Holding (CHK), L.P.:

12 E. 49th Street

New York, NY 10017

Principal business office for Global Infrastructure Investors, Limited and Global Infrastructure GP, L.P.:

Mill Court, La Charroterie, St Peter Port

Guernsey GY1 6AZ

Channel Islands

Item 2(c).	Citizenship:

Global Infrastructure Investors, Limited is a Guernsey company.

Global Infrastructure GP, L.P. is a Guernsey limited partnership.

Each of GIP-A Holding (CHK), L.P., GIP-B Holding (CHK), L.P. and GIP-C Holding (CHK), L.P. is a Delaware limited partnership.

Global Infrastructure Management, LLC is a Delaware limited liability company.

Item 2(d).	Title of class of securities: Common units representing limited partner interests and subordinated units representing limited partner interests in the Partnership.

Item 2(e).	CUSIP number: 16524K 108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

With respect to the disclosure set forth in this Item 4, each reporting person expressly disclaims beneficial ownership with respect to any units other than the units owned of record by such reporting person. The percent of class provided for each reporting person below is based on 69,076,122 Common Units and 69,076,122 Subordinated Units outstanding following the completion of the Partnership’s initial public offering.

1.	Global Infrastructure Investors, Ltd

a.	Amount beneficially owned: 55,263,622 Common Units (including 34,538,061 Subordinated Units)

b.	Percent of class: 40.0%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 55,263,622 Common Units (including 34,538,061 Subordinated Units)

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 55,263,622 Common Units (including 34,538,061 Subordinated Units)

2.	Global Infrastructure Management, LLC

a.	Amount beneficially owned: 55,263,622 Common Units (including 34,538,061 Subordinated Units)

b.	Percent of class: 40.0%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 55,263,622 Common Units (including 34,538,061 Subordinated Units)

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 55,263,622 Common Units (including 34,538,061 Subordinated Units)

3.	Global Infrastructure GP, L.P.

a.	Amount beneficially owned: 55,263,622 Common Units (including 34,538,061 Subordinated Units)

b.	Percent of class: 40.0%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 55,263,622 Common Units (including 34,538,061 Subordinated Units)

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 55,263,622 Common Units (including 34,538,061 Subordinated Units)

4.	GIP-A Holding (CHK), L.P.

a.	Amount beneficially owned: 19,432,563 Common Units (including 12,144,753 Subordinated Units)

b.	Percent of class: 14.1%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 19,432,563 Common Units (including 12,144,753 Subordinated Units)

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 19,432,563 Common Units (including 12,144,753 Subordinated Units)

5.	GIP-B Holding (CHK), L.P.

a.	Amount beneficially owned: 7,537,655 Common Units (including 4,710,802 Subordinated Units)

b.	Percent of class: 5.5%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 7,537,655 Common Units (including 4,710,802 Subordinated Units)

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 7,537,655 Common Units (including 4,710,802 Subordinated Units)

6.	GIP-C Holding (CHK), L.P.

a.	Amount beneficially owned: 28,293,404 Common Units (including 17,682,506 Subordinated Units)

b.	Percent of class: 20.5%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 28,293,404 Common Units (including 17,682,506 Subordinated Units)

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 28,293,404 Common Units (including 17,682,506 Subordinated Units)

Item 5.	Ownership of five percent or less of a class: Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person: Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not applicable.

Item 8.	Identification and classification of members of the group:

Global Infrastructure Investors, Limited (HC; CO)

Global Infrastructure Management, LLC (HC; OO (limited liability company))

Global Infrastructure GP, L.P. (HC; PN)

GIP-A Holding (CHK), L.P. (HC; PN)

GIP-B Holding (CHK), L.P. (HC; PN)

GIP-C Holding (CHK), L.P. (HC; PN)

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.	Certifications: Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 11, 2011	GLOBAL INFRASTRUCTURE INVESTORS, LTD

	By:	/s/ Matthew Harris
Name: Matthew Harris
Title: Partner

GLOBAL INFRASTRUCTURE MANAGEMENT, LLC

	By:	/s/ Matthew Harris
Name: Matthew Harris
Title: Partner

GLOBAL INFRASTRUCTURE GP, L.P.

	By:	Global Infrastructure Investors, Ltd, its general partner

	By:	/s/ Matthew Harris
Name: Matthew Harris
Title: Partner

GIP-A HOLDING (CHK), L.P.

	By:	GIP-A Holding (CHK) GP, LLC, its general partner

	By:	/s/ Matthew Harris
Name: Matthew Harris
Title: Secretary

GIP-B HOLDING (CHK), L.P.

	By:	GIP-B Holding (CHK) GP, LLC, its general partner

	By:	/s/ Matthew Harris
Name: Matthew Harris
Title: Secretary

GIP-C HOLDING (CHK), L.P.

	By:	GIP-C Holding (CHK) GP, LLC, its general partner

	By:	/s/ Matthew Harris
Name: Matthew Harris
Title: Secretary

[Signature Page — Schedule 13G]

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